

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2014

**CERTIFIED MAIL**
**RETURN RECEIPT REQUESTED**

Scott Wede
Chief Executive Officer
BCAP LLC
745 Seventh Avenue
New York, NY 10019

> **Re:** **BCAP LLC**
> **Registration Statement on Form S-3**
> **Filed June 21, 2013**
> **File No. 333-189510**

Dear Mr. Wede:

It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

Please contact Lulu Cheng at (202) 551-3811 or me at (202) 551-3850 with any other questions.

Sincerely,


Katherine Hsu
Office Chief


cc:    The Corporation Trust Company